                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT

                       PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One:)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from___________to ____________

                           Commission file number 001-14195
                           --------------------------------

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    AMERICAN TOWER RETIREMENT SAVINGS PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          AMERICAN TOWER CORPORATION
                             116 Huntington Avenue
                          Boston, Massachusetts 02116

                                AMERICAN TOWER
                            RETIREMENT SAVINGS PLAN

                               TABLE OF CONTENTS
------------------------------------------------------------------------------------------------------
                                                                                                  Page

INDEPENDENT AUDITORS' REPORT                                                                        3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999:

 Statements of Net Assets Available for Benefits                                                    4

 Statements of Changes in Net Assets Available for Benefits                                         5

 Notes to Financial Statements                                                                    6-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000:

 Schedule H, Part IV, Line 4a - Schedule of Nonexempt Transactions                                 10

 Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year     11

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of conditions under which such schedules are required.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
 American Tower Retirement Savings Plan
116 Huntington Avenue
Boston, MA  02116

We have audited the accompanying statements of net assets available for benefits of the American Tower Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Boston, MA
June 22, 2001

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                        2000        1999
                                                        ----        ----

ASSETS:
 Investments, at fair value:
  Mutual funds                                       $19,042,137  $8,982,545
  Common stock                                           427,784          --
  Participant loans                                      375,131      56,862
                                                     -----------  ----------

     Total investments                                19,845,052   9,039,407

 Contributions receivable                                725,052     461,892
                                                     -----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $20,570,104  $9,501,299
                                                     ===========  ==========

                       See notes to financial statements

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                     2000              1999
                                                                                 -----------        ----------
ADDITIONS:
  Investment activity:
    Net (depreciation) appreciation in fair value of investments                 $(2,024,684)       $1,184,010
    Dividends and interest                                                         1,207,588           498,163
                                                                                 -----------        ----------

           Net investment activity                                                  (817,096)        1,682,173
                                                                                 -----------        ----------

  Contributions:
    Participant                                                                   10,361,677         3,538,144
    Employer                                                                       1,525,372           500,622
                                                                                 -----------        ----------

           Total contributions                                                    11,887,049         4,038,766
                                                                                 -----------        ----------

           Total additions                                                        11,069,953         5,720,939
                                                                                 -----------        ----------

DEDUCTIONS:
  Benefits paid to participants                                                     (789,938)         (327,175)
  Administrative expenses                                                            (47,837)          (29,767)
                                                                                 -----------        ----------

           Total deductions                                                         (837,775)         (356,942)
                                                                                 -----------        ----------

NET INCREASE BEFORE TRANSFERS                                                     10,232,178         5,363,997

TRANSFERS IN FROM OTHER PLANS                                                        836,627         2,110,720
                                                                                 -----------        ----------

NET INCREASE                                                                      11,068,805         7,474,717

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                9,501,299         2,026,582
                                                                                 -----------        ----------

  End of year                                                                    $20,570,104        $9,501,299
                                                                                 ===========        ==========

                      See notes to financial statements.

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

   The following description of the American Tower Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL INFORMATION - The Plan, effective July 14, 1998, is a defined contribution plan available to substantially all full-time employees of American Tower Corporation and subsidiaries (the "Company"). The Company, as Plan administrator, controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   PARTICIPANT CONTRIBUTIONS - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, subject to limits set by the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified plans.

   EMPLOYER CONTRIBUTIONS - Each year, the Company may make discretionary matching contributions to be determined annually based on a percentage of an employee's pretax contributions. Matching contributions are subject to a maximum of 5% of an employee's eligible compensation contributed to the Plan. For 2000 and 1999, the matching contribution was 35% and 30%, respectively, of the first 5% contributed by a participant.

   PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations
   of (a) the Company's contributions and (b) Plan earnings.    Allocations are
   based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

   VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts (plus actual earnings thereon) is based on years of credited service. A participant will vest 20% each year until fully vested.

   PAYMENT OF BENEFITS - Total or partial cash distributions from the Plan are permitted upon a participant's attainment of age 59 1/2, termination of employment, retirement, death or disability. In addition, withdrawals are also permitted for certain events that result in financial hardship to the participant. A participant may make only one withdrawal in any consecutive 12-month period.

   FORFEITURES - Unvested employer contributions and earnings thereon that have been forfeited are initially applied against administrative expenses of the Plan. Any excess forfeitures are applied to reduce future employer contributions.

   PARTICIPANT LOANS - Participants may borrow from their accounts a minimum of $1,000. The maximum amount is the lesser of one-half of a participant's vested account balance or $50,000, reduced by the highest outstanding loan balance in a participant's account during the prior 12-month period. Loans are fully secured by the participant's vested interest in his or her account. Loan terms generally range from one to 10 years. Participant loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. The applicable interest rates for outstanding loans ranged from 7.5% to 9.5% as of December 31, 2000 and 1999. Principal and interest are paid ratably through semi-monthly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

   USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   INVESTMENT VALUATION - Investments are stated at fair value based on quoted market prices. Participant loans are stated at cost, which approximates fair value.

   EXPENSES - All expenses are paid by the Plan or the Company, as provided for in the Plan document.

   PAYMENT OF BENEFITS - Benefits are recorded when paid.

3. INVESTMENTS

   Investments representing five percent or more of the Plan's net assets as of December 31 are as follows:

                                                         2000         1999
                                                         ----         ----

      Fidelity Growth Company Fund                    $4,935,728   $2,976,055
      Fidelity Growth & Income Portfolio               3,373,840    1,671,617
      Fidelity Magellan Fund                           3,019,695    1,155,605
      Fidelity Retirement Money Market Portfolio       2,069,239      745,435
      Spartan U.S. Equity Index Fund                   2,059,015      969,910
      Fidelity Worldwide Fund                          1,567,018      712,939
      Fidelity Puritan Fund                            1,286,623      558,991

   During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as follows:

                                                        2000         1999
                                                        ----         ----

      Mutual funds                                  $(2,014,931)  $1,184,010
      Common stock                                       (9,753)          --
                                                    -----------   ----------

      Total                                         $(2,024,684)  $1,184,010
                                                    ===========   ==========


4. NONPARTICIPANT-DIRECTED INVESTMENTS

   At December 31, 2000 and 1999, the Plan had nonparticipant-directed investments representing loans to participants in the amount of $375,131 and $56,862, respectively. The amount of interest income on loans for the years ended December 31, 2000 and 1999 was $10,168 and $2,755, respectively.

5. PLAN TERMINATION AND AMENDMENTS

   Although it has not expressed any intention to do so, the Board of Directors of the Company has the right under the Plan to suspend its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

   The Board of Directors of the Company also has the right to amend the Plan, in whole or in part, subject to the provisions of ERISA. During 2000, the Plan was amended to (i) add Class A common stock of American Tower Corporation as an investment option, (ii) increase the Company's discretionary matching contribution to 35% of the first 5% of each employee's contribution for 2000, and (iii) exclude from the Plan the following classes of employees: employees covered by a collective bargaining agreement, leased employees, nonresident aliens who do not receive any U.S. source income, independent contractors, seasonal employees, student interns, and employees under student cooperative programs.

6. TAX STATUS

   The Plan has not yet received a determination letter from the Internal Revenue Service regarding the Plan's compliance with the applicable provisions of the Internal Revenue Code (the "Code"). However, the Company believes that the Plan is currently designed and being operated in accordance with the provisions of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7. RELATED-PARTY TRANSACTIONS

   The Plan's investments as of December 31, 2000 and 1999 include shares of mutual funds managed by Fidelity Management Trust Company, the plan trustee. In addition, investments include shares of common stock of American Tower Corporation, the plan sponsor. These transactions qualify as party-in-interest transactions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits in the accompanying financial statements to amounts reported in the Company's Form 5500 at December 31, 2000 and 1999:

                                                       2000        1999
                                                       ----        ----

     Net assets available for benefits per the
      financial statements                         $20,570,104  $9,501,299
     Contributions receivable                         (725,052)   (461,892)
                                                   -----------  ----------

     Net assets available for benefits per the
      Form 5500                                    $19,845,052  $9,039,407
                                                   ===========  ==========


   The following is a reconciliation of contributions in the accompanying financial statements to amounts reported in the Company's Form 5500 for the years ended December 31, 2000 and 1999:

                                                       2000        1999
                                                       ----        ----

     Contributions per the financial statements    $11,887,049  $4,038,766
     Increase in contributions receivable             (263,160)   (275,242)
                                                   -----------  ----------

     Contributions per Form 5500                   $11,623,889  $3,763,524
                                                   ===========  ==========

9. SUBSEQUENT EVENT

   On June 15, 2001 the assets of the Kline Iron & Steel Company, Inc. 401(k) Profit-Sharing Plan of approximately $6.3 million were merged into the Plan. Kline Iron & Steel Company, Inc. is a wholly owned subsidiary of the Company.

                                  * * * * * *

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

a) Identity of             b) Relationship      c) Description           d) Purchase    e) Selling
   Party Involved             to Plan,             of Transactions,         Price          Price
                              Employer or          Including Maturity
                              Other Party-         Date, Rate of
                              in-Interest          Interest, Collateral,
                                                   Par or Maturity Value

American Tower Corporation*  Plan Sponsor         Timely deposit of        $-           $-
                                                  employee
                                                  loan repayments

American Tower Corporation*  Plan Sponsor         Timely deposit of        $-           $-
                                                  employee
                                                  contributions to the
                                                  Plan

f) Lease       g) Expenses           h) Cost of        i) Current
   Rental         Incurred              Asset             Value
                  in Connection                           of Asset
                  with
                  Transaction


 $-            $-                    $-                $  7,653  **



 $-            $-                    $-                $735,296  ***



*   Represents a party-in-interest to the Plan

** Certain employee loan repayments, totalling $7,653, were inadvertently deposited to American Tower Corporation cash accounts and subsequently deposited to the Plan after the 15 business day period required by ERISA regulations.

*** Employee contributions, totalling $735,296, withheld from the August 2000 payroll were deposited to the Plan on October 6, 2000. The deposit was not made within 15 business days, as required by ERISA regulations.

AMERICAN TOWER
RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                               c) Description of Investment
                                                  Including Maturity Date,
            b) Identity of Issue, Borrower        Interest Rate, Collateral,                          e) Current
a)             Lessor or Similar Party            Par or Maturity Value                                  Value

*           Fidelity Investments               Growth Company Fund                                  $ 4,935,728
*           Fidelity Investments               Growth & Income Portfolio                              3,373,840
*           Fidelity Investments               Magellan Fund                                          3,019,695
*           Fidelity Investments               Spartan U.S. Equity Index Fund                         2,059,015
*           Fidelity Investments               Retirements Money Market Portfolio                     2,069,239
*           Fidelity Investments               Worldwide Fund                                         1,567,018
*           Fidelity Investments               Puritan Fund                                           1,286,623
*           Fidelity Investments               U.S. Bond Index Fund                                     730,979

*           American Tower Corporation         Common Stock                                             427,784

*           Participants                       Loans with various interest rates from 7.5%
                                               to 9.5% and various maturity dates through 2012          375,131
                                                                                                    -----------

            Total                                                                                   $19,845,052
                                                                                                    ===========

*  Represents a party-in-interest to the Plan.

The Plan. Pursuant of requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the city of Boston, Massachusetts on the 28th day of June 2001.

                                    AMERICAN TOWER RETIREMENT
                                     SAVING PLAN

                                    By: /s/ Justin D. Benincasa
                                    ---------------------------
                                    Justin D. Benincasa
                                    Senior Vice President and
                                    Corporate Controller

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit
Number                           Description
-------                                  --------------------------------
23.1                                     Consent of Deloitte & Touche LLP

Ex-23.1 OTHERDOC
    2
    0002.txt